EXHIBIT 21
LIST OF SUBSIDIARIES

Jurisdiction of Incorporation or
Entity	Organization
Sapient Canada Inc.	Canada

Sapient Corporation Private Limited	India

Sapient GmbH	Germany

Sapient Government Services, Inc.	Delaware

Sapient Limited	United Kingdom

Sapient Netherlands B.V.	The Netherlands

Sapient Securities Corporation	Massachusetts

Sapient Sweden AB	Sweden

Sapient Switzerland AG	Switzerland

Planning Group International, Inc.	Florida

Derivatives Consulting Group LLC	New York

The Derivatives Consulting Group Limited	United Kingdom

Derivatives Consulting (UK) Limited	United Kingdom

Derivatives Consulting Group (Holdings) Limited	United Kingdom

Derivatives Consulting Group (Singapore) Pte Limited	Singapore

Derivatives Consulting Group (HK) Pte Limited	Hong Kong